Exhibit 11

11. Statement re computation of per share earnings

	Second Quarter Ended March 31,		Six Months Ended March 31,	
	2002	2001	2002	2001
Net (loss) income in thousands	$ (1,309)	$ 5,112	$ (2,943)	$ 12,013
Weighted average shares outstanding	15,711,256	15,812,575	15,673,199	15,700,595
Assumed exercise of stock options, weighted average of incremental shares	—	707,713	—	790,396
Assumed purchase of stock under stock purchase plan, weighted average	—	79,196	—	88,590
Diluted shares – adjusted weighted-average shares and assumed conversions	15,711,256	16,599,484	15,673,199	16,579,581
Basic (loss) earning per share	$ (0.08)	$ 0.32	$ (0.19)	$ 0.77
Diluted (loss) earnings per share	$ (0.08)	$ 0.31	$ (0.19)	$ 0.72